EQUITY RESIDENTIAL
Two North Riverside Plaza
Suite 400
Chicago, IL 60606
July 18, 2011
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
Attn:	Duc Dang Division of Corporate Finance
Re:	Equity Residential (the “Company”) Registration Statement on Form S-3 Filed on June 30, 2011 (File No. 333-175242) (the “Registration Statement”)
Ladies and Gentlemen:
Concurrently herewith, we are filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement and the Company’s request for acceleration of effectiveness of the Registration Statement. We have made the following changes in response to the comments contained in a letter from the Staff dated July 7, 2011 (the “Comment Letter”). Capitalized terms used herein and not defined have the same meaning as defined in the Comment Letter or the Registration Statement, as the case may be.
Incorporation of Certain Documents by Reference, page 3
1.	It appears you did not incorporate future filings made prior to the effective date of your registration statement. To the extent any reports are filed after the initial registration statement was filed but prior to its effectiveness, please revise to specifically incorporate such reports. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.
The Company has amended the registration statement to incorporate future filings made after the date of the filing of the Registration Statement but prior to the effective date of the Registration Statement.
Undertakings, page II-2
2.	Please tell us why you have not included an undertaking pursuant to Item 512(a)(5) of Regulation S-K.

The Company has amended the Registration Statement to include the undertaking required by Item 512(a)(5) of Regulation S-K.
Signatures, page II-4
3.	Please revise to identify the signatures that represent your principal executive, accounting, and financial officers.
The Company has amended the Registration Statement to identify the signatures of the Company’s principal executive, accounting, and financial officers.
The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Bruce C. Strohm
Bruce C. Strohm
Executive Vice President and General Counsel